January 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	ALSET CAPITAL ACQUISITION CORP.
Registration Statement on Form S-1
File No. 333-262152

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Alset Capital Acquisition Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Monday, January 31, 2022, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP., by calling Arthur Marcus at 212-930-9700.

Very truly yours,

/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan
Chief Executive Officer